TEEKAY LNG PARTNERS L.P.

TK House, Bayside Executive Park
West Bay Street and Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas

May 2, 2005

VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Teekay LNG Partners L.P.
Acceleration Request for Registration Statement on Form F-1
File No. 333-120727

Dear Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Teekay LNG Partners L.P. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 4:15 p.m., Eastern Time, on Wednesday, May 4, 2005, or as soon thereafter as practicable.

     The Company acknowledges that:

     (1)     If the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2)     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3)     The Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TEEKAY LNG PARTNERS L.P.
By:	Teekay GP L.L.C.

By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer

citigroup

May 2, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC. 20549

RE:	Teekay LNG Partners L.P.
Common Units Representing Limited Partner interests
File No. 333-120727, Form F-1

Dear Sirs:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 4, 2005 at 4:15 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: April 23, 2005

(ii)	Dates of distribution: April 27, 2005 – May 4, 2005

(iii)	Number of prospective underwriters: 7

(iv)	Number of prospectuses distributed under (iii) above; approximately 45,300

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Solomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.)

Very truly yours,

Citigroup Global Markets Inc.

/s/ John C. Cocchiarella

John C. Cocchiarella
Vice President and Associate General Counsel